                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F ______
                       -----

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes ________                                   No    X
                                                              -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)



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               Taiwan Semiconductor Manufacturing Company Limited

TSMC yesterday held a meeting of the Board of Directors, at which the Board adopted a proposal recommending distribution of a stock dividend of NT$0.80 per common share (i.e. every 1000 common shares are entitled to 80 common shares). In addition, the Board adopted a proposal to distribute approximately 153 million shares in 100 percent stock at par value for its 2003 employee profit sharing. These two proposals will seek shareholders' approval at the Company's annual shareholders' meeting scheduled on June 3, 2003.

In order to avoid the confusion caused by the media's different coverage and comments today, TSMC decided to make further explanations below:

1. According to the regulations, the profits of NT$ 19,495 million can be appropriated from TSMC's net income after tax of NT$21,610 million in 2002. Based on our continuing commitment to our employees and the practice of previous years, TSMC plans to appropriate approximately 8 percent of 2002 earnings available for distribution as employees' profit sharing for 2003, equivalent to around 153 million common shares. The employee profit sharing dilution is estimated at 0.76 percent. Compared to other companies in the industry, regardless the different practices using stock bonus, stock options or the two combined for employee profit sharing, TSMC's employee profit sharing dilution rate is lower than average.

2. It has been TSMC's practice for the past several years to take eight percent of its earnings available for distribution in the previous year for employees' stock bonus in the existing year. As a result, the employee profit sharing dilution rate is directly related to the earnings in the previous year.

As shown in the following table, the dilution rates for 2002 and 2003 are 0.57 percent and 0.76 percent, respectively. The two figures are relatively low when compared to 1.97 percent, the average for the past 10 years. This is due to the fact that the earnings per share for 2002 and 2003 were NT$0.83 and NT$1.14, which were lower than those for the previous years, not that TSMC has changed its practice for employees' profit sharing. By the same token, TSMC's 2002 profits of NT$ 21,610 million were higher than that of NT$14,484 million for 2001. As a result, the dilution rate of 0.76 percent for 2003 is higher than that of 0.57 percent for 2002. Therefore, certain medias' report claiming that TSMC changed its profit sharing practice and substantially raised its employees' profit sharing for this year is not correct.

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
------------------------------------------------------------------------------------------
Year                         Earning Per Share                   Dilution Rate
                            in the Previous Year      Due to the Employee Profit Sharing
                                   (NT$)                              (%)
==========================================================================================
2003                                1.14                             0.76
------------------------------------------------------------------------------------------
2002                                0.83                             0.57
------------------------------------------------------------------------------------------
2001                                5.71                             2.78
------------------------------------------------------------------------------------------
2000                                3.24                             1.47
------------------------------------------------------------------------------------------
1999                                2.54                             1.46
------------------------------------------------------------------------------------------
1998                                4.40                             2.14
------------------------------------------------------------------------------------------
1997                                7.31                             2.45
------------------------------------------------------------------------------------------
1996                               10.48                             2.41
------------------------------------------------------------------------------------------
1995                               10.86                             2.34
------------------------------------------------------------------------------------------
1994                                6.98                             2.67
==========================================================================================
Average Dilution Rate                 --                             1.97
------------------------------------------------------------------------------------------

3. In carrying out the past profit sharing distribution practice, the Company has taken into considerations the constantly evolving market sentiments and regulatory environment and the heavy discussions across the board regarding what should be the best form of employee compensation. However, given that each method of compensation has its pros and cons, and each country and region has a different background and is under different situations, the discussions so far has been inconclusive. Since the Company is traded on both the Taiwan Stock Exchange and the New York Stock Exchange, the Company will adhere to the regulatory and accounting rules in the two respective regions. Thus, the Company does not rule out the possibility that it will change its employee profit sharing produce in the future.

4. Regarding the Company's cash position, the Company currently has around NT$63 billion cash on hand. Approximately US$1.0 to 1.5 billion will be needed for this year's capital expenditures (NT$ 35 to 53 billion). At the end of May, another NT$13 billion will be needed to redeem the preferred shares. Thus, the Company expects total cash outflow of NT$48 to 66 billion for this year and believes that maintaining its current cash position is very reasonable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 6, 2003          By  /s/  Harvey Chang
                               --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial
                                 Officer